EXHIBIT 21.1
List of Subsidiaries

Subsidiary	Province/State of Incorporation	D/B/A

1131836 Ontario Inc.	Ontario

SXC Health Solutions, Inc. (formerly named Systems Xcellence USA, Inc.)	TX	SXC

Health Business Systems, Inc.	PA	HBS HBS, Inc. HBS, an SXC Company

InformedRx, Inc. (formerly named HxBenefit, Inc.)	AZ	InformedRx, an SXC Company